SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)

EnerNOC, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
292764 10 7
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	292764 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Draper Fisher Jurvetson New England Fund I (SBIC), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		-See Item 5-

Shares	6.	Shared Voting Power
Beneficially
Owned by		-See Item 5-

Each	7.	Sole Dispositive Power
Reporting
Person		-See Item 5-

With:	8.	Shared Dispositive Power

-See Item 5-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

-See Item 5-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11.	Percent of Class Represented by Amount in Row (9)

-See Item 5-

12.	Type of Reporting Person (See Instructions)

PN

Page 2 of 7 Pages

CUSIP No.	292764 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Draper Fisher Jurvetson New England Fund I (SBIC), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		-See Item 5-

Shares	6.	Shared Voting Power
Beneficially
Owned by		-See Item 5-

Each	7.	Sole Dispositive Power
Reporting
Person		-See Item 5-

With:	8.	Shared Dispositive Power

-See Item 5-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

-See Item 5-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11.	Percent of Class Represented by Amount in Row (9)

-See Item 5-

12.	Type of Reporting Person (See Instructions)

OO

Page 3 of 7 Pages

CUSIP No.	292764 10 7
Item 1(a)	Name of Issuer:

EnerNOC, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

75 Federal Street Boston, MA 02110

Item 2(a)	Name of Person Filing:

Draper Fisher Jurvetson New England Fund ( (SBIC), L.P. (the “Fund”)

Draper Fisher Jurvetson New England Fund (SBIC), LLC (the “GP”)

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the reporting persons is:

One Broadway, 14th Floor Cambridge, MA 02142

Item 2(c)	Citizenship:

Fund is a limited partnership organized under the laws of the State of Delaware.

GP is a limited liability company organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number:

292764 10 7

Item 3	Description of Person Filing:

Not applicable.

Item 4	Ownership:

(a) Amount Beneficially Owned:

See Item 5

(b) Percent of Class:

Fund: See Item 5

GP: See Item 5

Page 4 of 7 pages

CUSIP No.	292764 10 7
(c) Number of Shares as to which the Person has:

(i) sole voting power; (ii) shared voting power; (iii) sole dispositive power; (iv) shared dispositive power:

See Item 5

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

Page 5 of 7 pages

CUSIP No.	292764 10 7
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
     DATED: February 9, 2009.

DRAPER FISHER JURVETSON NEW ENGLAND FUND I (SBIC), L.P.
By:	Draper Fisher Jurvetson New England Fund I (SBIC), LLC Sole General Partner

By:	/s/ Todd L. Hixon
Todd L. Hixon
Managing Member

DRAPER FISHER JURVETSON NEW ENGLAND FUND I (SBIC), LLC
By:	/s/ Todd L. Hixon
Todd L. Hixon
Managing Member

Page 6 of 7 pages

CUSIP No.	292764 10 7

Exhibit I
AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of EnerNOC, Inc.
     EXECUTED as a sealed instrument this 9 day of February, 2009.

DRAPER FISHER JURVETSON NEW ENGLAND FUND I (SBIC), L.P.
By:	Draper Fisher Jurvetson New England Fund I (SBIC), LLC Sole General Partner

By:	/s/ Todd L. Hixon
Todd L. Hixon
Managing Member

DRAPER FISHER JURVETSON NEW ENGLAND FUND I (SBIC), LLC
By:	/s/ Todd L. Hixon
Todd L. Hixon
Managing Member

Page 7 of 7 pages